SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.


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                                 RADVision Ltd.

6-K Items

1. Press release re RADVISION Veteran to Succeed Gadi Tamari as CEO in 2006 dated November 10, 2005.

                                                                          ITEM 1

Press Release                                             Source: RADVISION LTD.

RADVISION Veteran to Succeed Gadi Tamari as CEO in 2006

Thursday November 10, 7:00 am ET

 Boaz Raviv Named Chief Executive Officer Effective January 1

Five-Year Company Veteran with Extensive  Industry  Experience Now Heads TBU and
NBU

FAIR LAWN, N.J.--(BUSINESS WIRE)--Nov. 10, 2005--RADVISION (Nasdaq: RVSN - News) today announced that Boaz Raviv, 45, currently General Manager overseeing both of the Company's business units, has been chosen by the Board of Directors to succeed Gadi Tamari as Chief Executive Officer effective January 1, 2006. Mr. Tamari, who successfully built the Company over his four year tenure, has submitted his resignation as CEO and as a member of the Board of Directors effective December 31, 2005 to pursue new opportunities.

Boaz Raviv joined RADVISION in 2000 as General Manager of the Company's Technology Business Unit (TBU). He assumed added responsibility for the Company's Networking Business Unit (NBU) in mid-2004.

Prior to joining RADVISION, Mr. Raviv was Vice President of Business Development and Marketing focusing on e-business products and solutions for Elron TeleSoft, a leading provider of revenue and business assurance solutions for mobile, fixed, 3G and IP telephony networks employed by leading Carrier Networks worldwide. He also served as a Telecom Division Manager at Elron. Mr. Raviv began his career at CAP GEMINI, France, a global leader in consulting, technology, outsourcing and local professional services, where he spent eight years in various key positions, including the development of the data communications network.

Mr. Raviv holds a B.S. from the Technion, Israel's Institute of Technology in Haifa. He served his apprenticeship at Robotic in CEMAGREF, the French National Center of Mechanical Engineering, renowned for research and development in the field of integrated equipment.

Zohar Zisapel, Chairman, stated: "Boaz Raviv has proven himself to be a highly effective manager and leader during his five years at RADVISION. His depth of knowledge about our technology, our market and our Company is invaluable. We are confident that he is the right person to take the vision for this Company, which Gadi Tamari played a central role in shaping, to the next level of realization."

Mr. Zisapel continued: "On behalf of the Board of Directors, I would like to thank Gadi Tamari for the enormous contribution he has made as CEO of this Company for the past four years. His insight into the development of our market and the most effective way to position RADVISION within it has become reality. We regrettably must accept his decision and we wish him well in his future endeavors."

Gadi Tamari commented: "After four rewarding years at RADVISION, it is time for me to move on and embark on a new challenge. This is an opportune time for my decision because of the very strong Company that RADVISION is today. I am proud of my accomplishments and the growth we have achieved. RADVISION today is nearly twice the size it was when I arrived. I am leaving this Company in the hands of a truly talented successor, a strong management team and a committed Board of Directors. My best wishes go to Boaz Raviv and to everyone at RADVISION."

Boaz Raviv commented: "I am honored and pleased to take this next step in my career at RADVISION. We are a company that is just beginning to realize the enormous opportunity and potential I recognized when I first arrived. I enthusiastically accept the responsibility to take this Company to the next level of success and growth."

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Tsipi Kagan, 201-689-6340
cfo@radvision.com
or
RADVISION
Arnold Taragin, 201-689-6345
arnie@radvision.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, 203-972-0186
junefil@optonline.net










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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                    (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  November 10, 2005